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                                                    Aaron Remorenko
                                                    PFPC Inc.
                                                    99 High Street, 27th Floor
                                                    Boston, Massachusetts 02110
                                                    (617) 338-4426

                                                    March 23, 2005

VIA EDGAR
---------

Securities and Exchange Commission
Division of Investment Management, Room 5501
450 Fifth Street, NW
Washington, DC 20549-0505
Attention:  Mr. James O'Connor

Re:  ABN AMRO Funds (the "Registrant" or the "Trust")
     1933 Act No. 33-68666
     1940 Act No. 811-8004
     Post-Effective Amendment No. 55
     -------------------------------

Dear Mr. O'Connor:

     This letter is in response to our telephone conference on February 9, 2005 regarding the Registrant's Post-Effective Amendment No. 55 to its Registration Statement on Form N-1A filed with the Commission on December 29, 2004 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"). The following sets forth the comments received during the telephone conference and the Registrant's responses to them. All page references are for the Class N Prospectus and Statement of Additional Information included in Post-Effective Amendment No. 56 filed with the Commission on February 25, 2005 pursuant to Rule 485(b) under the Securities Act.

PROSPECTUS

1. Calculating Share Price (Pages 42-43)

     Comment: Please clarify the situations in which the Trust fair values the Funds' securities and please explain how the Board of Trustees of the Trust monitors fair value pricing of the Funds' securities.

     Response: The disclosure has been revised to provide examples of circumstances when a security held by the Funds may be fair valued. These circumstances include when trading in the security is suspended, the exchange or market on which the security is



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               traded closes early or the trading volume in the security is limited, calling into question the reliability of market quotations. In addition, disclosure was added that the Board of Trustees receives a report of any actions taken under the Funds' fair valuation procedures.

2. Short-Term and Excessive Trading (Pages 43-44)

     Comment: Please disclose whether the Trust knowingly accommodates market timing or frequent trading.

     Response: The disclosure was revised to state that the each Fund discourages and does not knowingly accommodate short-term and excessive trading.

3. Redemption Fees (Pages 44-45)

     Comment: Please clarify how the exception for "certain types of accounts held through intermediaries" discussed in the fourth paragraph of this section differs from the situations discussed in the preceding paragraph.

     Response: The reference to "certain types of accounts held through intermediaries" in the fourth paragraph was deleted.

4. Portfolio Holdings (Page 28)

     Comment: Please add language directing shareholders to the Statement of Additional Information for a description of the Trust's policies and procedures with respect to disclosure of each Fund's portfolio holdings.

     Response: This information was included in the prospectuses under the heading "Portfolio Holdings."


STATEMENT OF ADDITIONAL INFORMATION

1. Disclosure of Portfolio Holdings (Page 86-87)

     Comment: Please disclose who may authorize the disclosure of portfolio holdings information as an exception to the Trust's policies and procedures.

     Response: The disclosure has been revised to state that disclosure of the Funds' portfolio holdings information as an exception to the

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               Trust's policies and procedures must be approved by the Chief
               Compliance Officer or the Chief Executive Officer of the Trust.

     Comment: Please disclose whether the Trust monitors the use of portfolio holdings information after it is disclosed.

     Response: Disclosure has been added that the Chief Compliance Officer or his designee is responsible for monitoring compliance with the Trust's procedures with respect to disclosure of portfolio holdings.

     Comment: Please disclose whether the Trust receives any compensation for the disclosure of portfolio holdings information.

     Response: Disclosure has been added to state that no compensation or other consideration is received by the Trust or any affiliate of the Trust for disclosure of portfolio holdings information.

     Comment: Please identify who receives information about the Funds' portfolio holdings prior the public disclosure of such information.

     Response: A list of the entities that receive the Funds' portfolio holdings information prior to its public disclosure as well as the frequency and the lag time between the date of the information and the date it is disclosed was added to the Statement of Additional Information.

     All changes have been incorporated into Post-Effective Amendment No. 56 filed with the Commission on February 25, 2005 pursuant to Rule 485(b) under the Securities Act.

Sincerely,

/s/ Aaron Remorenko

Aaron Remorenko


cc:  Gerald Dillenburg
     Cathy O'Kelly, Esq.
     Gail Hanson, Esq.


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March 23, 2005


VIA EDGAR
---------

Mr. James O'Connor
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0506

RE:      ABN AMRO Funds (the "Registrant")
         (File Nos. 033-68666 and 811-08004)

Dear Mr. O'Connor:

In connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 55 to the Registrant's registration statement on Form N-1A under the Securities Act of 1933 (the "Filing") as filed with the Securities and Exchange Commission on December 29, 2004, the Registrant hereby acknowledges that:

    - The Registrant is responsible for the adequacy and the accuracy of the disclosure in the Filings;
    - Comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Filing reviewed by SEC Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and
    - The Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.


                                          Sincerely,

                                          /s/ Kenneth C. Anderson

                                          Kenneth C. Anderson
                                          President and Chief Executive Officer

cc:      Gerald F. Dillenburg
         Cathy G. O'Kelly, Esq.
         Gail A. Hanson, Esq.